EXHIBIT 21

Name	Jurisdiction of Incorporation

Analogic Limited	Massachusetts

Analogic Foreign Sales Corporation	U.S. Virgin Islands

Analogic Securities Corporation	Massachusetts

Anadventure II Corporation	Massachusetts

Anadventure 3 Corporation	Massachusetts

Anadventure Delaware Corporation	Delaware

Anatel Communications Corporation	Massachusetts

ANRAD Corporation	Province of Nova Scotia, Canada

B-K Medical Systems A/S	Denmark

Camtronics Foreign Sales Corporation	U. S. Virgin Islands

Camtronics Medical Systems, Ltd.	Wisconsin

International Security Systems Corporation	Massachusetts

SKY COMPUTERS, Incorporated	Massachusetts

SKY Limited	England

Sound Technology, Inc.	Pennsylvania

VMI Medical Inc.	Province of Ontario, Canada

FTNI Inc.	Province of Quebec, Canada